UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Galin, Robert F.
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   10/97
5. If Amendment, Date of Original (Month/Year)
   11/07/97
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Sales
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  10/24/97    S        19,200.00     D  $35.5000                    D  Direct
Common Stock                                  10/24/97    M        6,000.00      A                              D  Direct
Common Stock                                  10/24/97    M        4,000.00      A                              D  Direct
Common Stock                                  10/24/97    M        5,014.00      A                              D  Direct
Common Stock                                  10/24/97    M        4,000.00      A                              D  Direct
Common Stock                                  10/24/97    S        6,000.00      D  $35.5000                    D  Direct
Common Stock                                  10/24/97    S        4,000.00      D  $35.5000                    D  Direct
Common Stock                                  10/24/97    S        5,014.00      D  $35.5000                    D  Direct
Common Stock                                  10/24/97    S        4,000.00      D  $35.5000     1,252.00       D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to$6.1975         10/24/97       M                          6,000.00         09/21/97 (1) 09/21/00
 buy)
Employee Stock Option (right to$6.2925         10/24/97       M                          5,014.00         09/01/99 (1) 09/01/02
 buy)
Employee Stock Option (right to$7.8150         10/24/97       M                          4,000.00         07/01/98 (1) 07/01/01
 buy)
Employee Stock Option (right to$18.0000        10/24/97       M                          4,000.00         (2)          11/16/06
 buy)
Employee Stock Option (right to$30.0000                                                                                01/05/07
 buy)
Non-Qualified Stock Option     $30.6250                                                                   09/06/97     09/06/06
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to10/24/97  Common Stock                   6,000.00                  0.00          D   Direct
 buy)
Employee Stock Option (right to10/24/97  Common Stock                   5,014.00                  0.00          D   Direct
 buy)
Employee Stock Option (right to10/24/97  Common Stock                   4,000.00                  0.00          D   Direct
 buy)
Employee Stock Option (right to10/24/97  Common Stock                   4,000.00                  12,000.00     D   Direct
 buy)
Employee Stock Option (right to          Common Stock                   20,000.00                 20,000.00     D   Direct
 buy)
Non-Qualified Stock Option               Common Stock                   49,671.00                 49,671.00     D   Direct
(right to buy)

Explanation of Responses:

(1)
Vesting accelerates on the effective date of IDX Systems Corporation's initial public offering.
(2)
Grant to reporting person of option to purchase 16,000 shares of common stock under the IDX Systems Corporation 1995 Stock Option
Plan.  The option becomes exercisable in 25 percent increments of 4,000 shares each on November 16, 1996, November 16, 1997,
November 16, 1998 and November 16, 1999.  The plan pursuant to which the reported option was granted provides for tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney in Fact
    For: Robert F. Galin
DATE